                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                             (Amendment No.____________)*

                                  TIG HOLDINGS, INC.
                                   (Name of Issuer)

                            Common Stock, $0.01 Par Value
                            (Title of Class of Securities)

                                      872469101
                                    (CUSIP Number)

                                  Kathryn L. Taylor
                                   1132 South Lewis
                                Tulsa, Oklahoma 74104
                                    (918) 583-2955

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                  November 30, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.   [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Brion Properties

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]
     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  [   ]

6)   Citizenship or Place of Organization          Louisiana

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [    ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     PN

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Elizabeth Catherine Frame Trust

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]
     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [  ]

6)   Citizenship or Place of Organization           Oklahoma

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [   ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     OO

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     William E. Lobeck, Jr.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]
     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         PF

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [  ]

6)   Citizenship or Place of Organization      United States

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [   ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     IN

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     McWhorter Family Trust

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]
     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [  ]

6)   Citizenship or Place of Organization             Texas

      Number of    (7)  Sole Voting Power                 0
       Shares
    Beneficially   (8)  Shared Voting Power       5,053,400
      Owned by
        Each       (9)  Sole Dispositive Power            0
     Reporting
    Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [   ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     OO

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Archer McWhorter

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]
     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         PF

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [   ]

6)   Citizenship or Place of Organization      United States

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [   ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     IN

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     MLPF&S Custodian FBO William E. Lobeck, Jr. Individual Retirement Account

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]
     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization           Delaware

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [   ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     OO

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Sleepy Lagoon Ltd.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]
     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [  ]

6)   Citizenship or Place of Organization              Texas

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [   ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     PN

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Swanner Family Trust

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [  ]

6)   Citizenship or Place of Organization          Louisiana

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     [  ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     OO

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Alvin Swanner

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]
     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         PF

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [ ]

6)   Citizenship or Place of Organization      United States

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [   ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     IN

*  See instructions before filling out.

CUSIP  No.     872469101

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Kathryn L. Taylor

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ X ]     (b)  [   ]

3)   SEC Use Only

4)   Source of Funds*         PF

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [  ]

6)   Citizenship or Place of Organization      United States

       Number of    (7)  Sole Voting Power                 0
        Shares
     Beneficially   (8)  Shared Voting Power       5,053,400
       Owned by
         Each       (9)  Sole Dispositive Power            0
      Reporting
     Person With    (10) Shared Dispositive Power  5,053,400

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,053,400

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    [   ]

13)  Percent of Class Represented by Amount in Row (11)         9.9%

14)  Type of Reporting Person*     IN

*  See instructions before filling out.

Item 1.   Security and Issuer.

          This Schedule 13D relates to Common Stock, par value $0.01 per share ("Common Stock"), of TIG Holdings, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 65 East 55th Street, 28th Floor, New York, New York 10022.

Item 2.   Identity and Background.

          This Schedule 13D is being filed by Brion Properties, the Elizabeth Catherine Frame Trust ("Frame Trust"), William E. Lobeck, Jr., Archer McWhorter, the McWhorter Family Trust, MLPF&S Custodian FBO William E. Lobeck, Jr. Individual Retirement Account ("Lobeck IRA"), Sleepy Lagoon Ltd., Alvin E. Swanner, the Swanner Family Trust and Kathryn L. Taylor
(collectively "Reporting Persons")

          Brion Properties is a Louisiana limited partnership which is principally engaged in investing. Its principal business and its principal office are located at 3600 Chateau Boulevard, Kenner, Louisiana 70065.

          William E. Lobeck, Jr., a United States citizen, is the President - Car Rental Division of Republic Industries, Inc., whose address is 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. Mr. Lobeck's business address is 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. Mr. Lobeck is also the beneficiary of the Lobeck IRA.

          Archer McWhorter, a United States citizen, is principally engaged in investing. Mr. McWhorter's business address is 1600 Smith Street, Suite 4275, Houston, Texas 77002. Mr. McWhorter is the Trustee of the McWhorter Family Trust (general partner of Sleepy Lagoon Ltd.).

          Sleepy Lagoon Ltd. is a Texas limited partnership which is principally engaged in investing. Its principal business and its principal office is located at 1600 Smith Street, Suite 4275, Houston, Texas.

          Alvin E. Swanner, a United States citizen, is the President of Swanner & Associates, Inc., President of Chateau, Inc., President of Chateau Development Company, Inc., and President of 135 St. Charles, Inc., all of whose address is 3600 Chateau Boulevard, Kenner, Louisiana 70065. Mr. Swanner's business address is 3600 Chateau Boulevard, Kenner, Louisiana 70065. Mr. Swanner is also the Trustee of the Swanner Family Trust (which is the general partner of Brion Properties).

          Kathryn L. Taylor, a United States citizen, is principally engaged in investing. Ms. Taylor's business address is 1132 South Lewis, Tulsa, Oklahoma 74104.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Through open market purchases for the period from February 2, 1998, through December 4, 1998, the following persons have purchased the following numbers of shares of Common Stock for the following aggregate purchase prices:

       Brion Properties             1,350,769               $20,031,212.20
       Frame Trust                     11,075               $   152,109.49
       William E. Lobeck, Jr.         674,148               $ 9,921,880.11
       Lobeck IRA                     104,333               $ 1,454,564.12
       Sleepy Lagoon Ltd.           1,579,869               $23,064,627.43
       Alvin E. Swanner               522,700               $ 7,137,453.41
       Kathryn L. Taylor              810,506               $11,939,984.87

All of such purchases have been made with personal funds of the Reporting Persons who are natural persons and with working capital of the Reporting Persons which are not natural persons.

Item 4.   Purpose of Transaction

          The Reporting Persons have acquired the shares of Common Stock reported herein because the Reporting Persons do not believe that trading prices of the Common Stock accurately reflect the value of the assets and/or the business of the Issuer. The Reporting Persons also believe that $16.50 price per share of Common Stock payable in the Issuer's recently announced merger with Fairfax Holdings, Ltd. does not accurately reflect the value of the assets and/or the business of the Issuer.

          The Reporting Persons purchased their equity position for investment purposes only. The Reporting Persons intend to closely monitor developments at and pertaining to the Issuer. The Reporting Persons may acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, maintain their current investment in the Issuer or dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

          Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of Issuer

          (a) As of November 30, 1998, the Reporting Persons are the beneficial owners of 5,053,400 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock (based on the number of shares reported to be outstanding in the most recent Form 10-Q filed by the Issuer).

          (b) Each of the Reporting Persons has shared power to vote and to dispose of the shares attributed to such Reporting Person.

          (c) The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by each of the Reporting Persons:

-------------------------------------------------------------------------------
                                                 Number of
              Name               Date              Shares            Price
-------------------------------------------------------------------------------
   Brion Properties           12-04-98             316,635       4,971,581.13
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     12-04-98             158,365       2,486,536.37
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         12-04-98             316,635       4,971,581.13
-------------------------------------------------------------------------------
   Kathryn L. Taylor          12-04-98             158,365       2,486,536.37
-------------------------------------------------------------------------------
   Brion Properties           12-03-98              30,834         476,032.98
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     12-03-98              15,416         238,003.98
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         12-03-98              30,834         476,032.98
-------------------------------------------------------------------------------
   Kathryn L. Taylor          12-03-98              15,416         238,003.72
-------------------------------------------------------------------------------
   Brion Properties           12-02-98             441,233       6,813,701.83
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     12-02-98             220,617       3,406,861.31
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         12-02-98             441,233       6,813,701.83
-------------------------------------------------------------------------------
   Kathryn L. Taylor          12-02-98             220,617       3,406,861.31
-------------------------------------------------------------------------------
   Brion Properties           12-01-98              35,000         514,221.85
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     12-01-98              17,500         257,113.60
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         12-01-98              35,000         514,221.85
-------------------------------------------------------------------------------
   Alvin E. Swanner           12-01-98              35,000         514,221.85
-------------------------------------------------------------------------------
   Kathryn L. Taylor          12-01-98              17,500         257,113.60
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-30-98              23,400         327,557.73
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-30-98              23,400         327,557.73
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-30-98              11,700         163,781.54
-------------------------------------------------------------------------------

                                       - 14 -

-------------------------------------------------------------------------------
                                                 Number of
              Name               Date              Shares            Price
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-30-98              11,700         163,781.54
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-25-98              25,967         370,484.17
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-25-98              25,967         370,484.17
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-25-98              12,983         185,234.95
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-25-98              12,983         185,234.95
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-23-98              14,667         208,051.40
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-23-98              20,067         287,164.12
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-23-98               3,333          47,486.92
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-23-98               1,500          21,090.00
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-23-98              13,500         194,875.50
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-23-98              15,600         227,136.00
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-23-98              19,166         277,859.09
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-23-98              14,667         208,051.40
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-23-98              20,067         287,164.12
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-23-98               3,333          47,486.92
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-23-98               1,500          21,090.00
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-23-98              13,500         194,875.50
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-23-98              15,600         227,136.00
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-23-98              19,166         277,859.09
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-23-98               7,333         104,018.61
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-23-98              10,033         143,577.58
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-23-98               1,667          23,750.58
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-23-98                 750          10,545.00
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-23-98               6,750          97,436.25
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-23-98               7,800         113,568.00
-------------------------------------------------------------------------------

                                       - 15 -

-------------------------------------------------------------------------------
                                                 Number of
              Name               Date              Shares            Price
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-23-98               9,584         138,944.04
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-23-98               7,333         104,018.61
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-23-98              10,033         143,577.58
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-23-98               1,667          23,750.58
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-23-98                 750          10,545.00
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-23-98               6,750          97,436.25
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-23-98               7,800         113,568.00
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-23-98               9,584         138,944.04
-------------------------------------------------------------------------------
   Brion Properties           11-19-98              49,200         654,857.35
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-19-98              24,600         327,431.35
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-19-98              49,200         654,857.35
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-19-98              24,600         327,431.35
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-18-98             132,000       1,738,352.95
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-18-98              13,950         181,315.13
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-18-98             324,150       4,268,833.95
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-18-98               6,975          90,657.56
-------------------------------------------------------------------------------
   William E. Lobeck, Jr.     11-18-98             162,075       2,134,419.65
-------------------------------------------------------------------------------
   Frame Trust                11-18-98               6,975          90,657.56
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-18-98             162,075       2,134,419.65
-------------------------------------------------------------------------------
   Brion Properties           11-17-98             186,667       2,398,428.28
-------------------------------------------------------------------------------
   Frame Trust                11-17-98               2,400          30,842.23
-------------------------------------------------------------------------------
   Lobeck IRA                 11-17-98              93,333       1,199,213.07
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-17-98             186,667       2,398,428.28
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-17-98              93,333       1,199,213.07
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              25,000         324,687.50
-------------------------------------------------------------------------------

                                       - 16 -

-------------------------------------------------------------------------------
                                                 Number of
              Name               Date              Shares            Price
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              25,000         324,687.50
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              25,000         324,687.50
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              15,000         194,962.50
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              15,000         194,962.50
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              15,000         194,962.50
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              12,950         169,127.00
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              10,000         133,100.00
-------------------------------------------------------------------------------
   Brion Properties           11-16-98              25,000         324,637.50
-------------------------------------------------------------------------------
   Brion Properties           11-16-98               2,050          26,644.88
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              25,000         324,687.50
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              25,000         324,687.50
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              25,000         324,687.50
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              15,000         194,962.50
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              15,000         194,962.50
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              15,000         194,962.50
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              12,950         169,127.00
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              10,000         133,100.00
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98              25,000         324,937.50
-------------------------------------------------------------------------------
   Alvin E. Swanner           11-16-98               2,050          26,644.88
-------------------------------------------------------------------------------
   Kathryn L. Taylor          11-16-98              20,000         261,205.35
-------------------------------------------------------------------------------
   Brion Properties           11-13-98              55,000         724,350.00
-------------------------------------------------------------------------------
   Sleepy Lagoon Ltd.         11-09-98              30,000         431,100.00
-------------------------------------------------------------------------------
   Alvin E. Swanner           10-16-98              40,000         502,352.00
-------------------------------------------------------------------------------
   Brion Properties           10-16-98              80,000       1,004,704.00
-------------------------------------------------------------------------------
   Frame Trust                09-16-98               1,100          14,998.35
-------------------------------------------------------------------------------

                                       - 17 -

-------------------------------------------------------------------------------
                                                 Number of
              Name               Date              Shares            Price
-------------------------------------------------------------------------------
   Kathryn L. Taylor          09-16-98              10,000         136,305.35
-------------------------------------------------------------------------------

All of such transactions were open market purchases on the New York Stock Exchange.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

          By executing this Schedule 13D, each Reporting Person agrees to this joint filing in accordance with Rule 13d-2(f) under the Securities Exchange Act of 1934, as amended, on behalf of each of them of this Schedule 13D.

          Except for the agreement to file jointly and the mutual intentions discussed in Item 4, there are no contracts, arrangements, understandings or relationships relating to the securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits.

          Not applicable.

                                      Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    December 9, 1998.

                                   Brion Properties

                                   By:  Swanner Family Trust, General Partner

                                        /s/Alvin E. Swanner
                                        ----------------------------------------
                                        Alvin E. Swanner, Trustee


                                   Elizabeth Catherine Frame Trust

                                   By:  /s/ Kathryn L. Taylor
                                        ----------------------------------------
                                        Kathryn L. Taylor, Trustee


                                        /s/ William E. Lobeck, Jr.
                                        ----------------------------------------
                                            William E. Lobeck, Jr.

                                        /s/ William E. Lobeck, Jr.
                                        ----------------------------------------
                                        William E. Lobeck, Jr., Beneficiary of
                                        the William E. Lobeck, Jr. Individual
                                        Retirement Account


                                   MLPF&S Custodian FBO William E. Lobeck, Jr.
                                   Individual Retirement Account

                                   By:  /s/ David A. Stutsman
                                        ----------------------------------------
                                        David A. Stutsman, District Service
                                        Manager


                                   McWhorter Family Trust

                                   By:  /s/ Archer McWhorter
                                        ----------------------------------------
                                        Archer McWhorter, Trustee

                                        /s/ Archer McWhorter
                                        ----------------------------------------
                                        Archer McWhorter


                                   Sleepy Lagoon Ltd.

                                   By:  McWhorter Family Trust

                                   By:  /s/ Archer McWhorter
                                        ----------------------------------------
                                        Archer McWhorter, Trustee

                                        /s/ Alvin E. Swanner
                                        ----------------------------------------
                                        Alvin E. Swanner

                                        /s/ Kathryn L. Taylor
                                        ----------------------------------------
                                        Kathryn L. Taylor